[AMVESCAP LETTERHEAD]

October 20, 2006

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Mr. Dave Irving

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

AMVESCAP PLC

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

FILE NUMBER: 1-13908

Dear Mr. Irving:

This letter sets forth the responses of AMVESCAP PLC (the “Company”) to your comment letter, dated September 26, 2006, relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on June 23, 2006. Unless noted otherwise, all page references are to the 2005 Form 20-F.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the 2005 Form 20-F. Enclosed as well are two hard copies of the Company’s response letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3 – Key Information

Selected Financial Data, page 2

Comment 1

1.	Please tell us how you considered the guidance of Release 33-8176 – Conditions for Use of Non-GAAP Financial Measures – as it relates to your presentations of operating profit and earnings per share before restructuring charge and U.S. regulatory settlement and operating profit and earnings per share before goodwill and exceptional items. Explain to us why you believe such measures are allowed under the guidance or confirm to us that you will omit these measures from your future filings. Also, refer to Question 28 of the Staff’s Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

October 20, 2006

Mr. Dave Irving

Response to Comment 1

The Company’s financial statements and related disclosures for the years ended December 31, 2005 and 2004 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union, and the Companies Act 1985, as amended (the “Companies Act”), the governing law in the United Kingdom (“U.K.”), the Company’s place of incorporation. The Company’s financial statements and related disclosures for the years ended December 31, 2003, 2002 and 2001 were prepared in accordance with U.K. Generally Accepted Accounting Practice (“U.K. GAAP”). The Company transitioned from U.K. GAAP to IFRS effective January 1, 2004.

The Company believes that its presentation of operating profit and earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) and operating profit and earnings per share before goodwill amortization and exceptional items (2003, 2002, and 2001) are allowed under the guidance provided by Release 33-8176 because these measures are “expressly permitted” (as such term is defined by Question 28 of the Staff’s Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures (the “FAQ”)) under both IFRS (2005 and 2004) and U.K. GAAP (2003, 2002, and 2001). The Company also included these measures in its 2005 Annual Report that it filed with the Registrar of Companies in the U.K.

Adjustments to Operating Profit

International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements,” specifies minimum requirements for line items on the financial statements. Paragraph 83 of IAS 1 states that “additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.” Operating profit before the restructuring charge (2005) and the U.S. regulatory settlement (2004) and operating profit before goodwill amortization and exceptional items (2003, 2002 and 2001) are measures that are included in the Selected Financial Data tables in the 2005 Form 20-F. We believe that these measures are more relevant income amounts for summary presentation, because they more appropriately measure the year-by-year performance of the Company’s regular business operations. As such, these measures are relevant to an understanding of the Company’s financial performance as contemplated by IAS 1, and are thus “expressly permitted” thereby. Further, Question 28 of the FAQ acknowledges that “some non-US GAAP standard setters specify a minimum level of caption detail for financial statement presentation, but require or permit additional caption detail.” FAQ Question 28 indicates that the “expressly permitted” requirement “is not intended to prohibit the inclusion of those captions.”

The adjusted operating profit figures were presented with equal prominence to the operating profit figures for all periods presented, and on page 8, the Company presented reconciliations of the adjusted operating profit amounts to operating profit.

October 20, 2006

Mr. Dave Irving

Adjustments to Earnings Per Share

IAS 33, “Earnings Per Share”, paragraph 73, allows for the presentation of earnings per share “using a reported component of the income statement other than the one required by the Standard.” According to IAS 33, paragraph 73, other earnings per share presentations may be presented if they are presented with equal prominence to the GAAP measure, and if they are disclosed in the notes to the financial statements. It also states that reconciliations should be provided between the component used and a line item that is reported in the income statement.

The Company has disclosed earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) and earnings per share before goodwill amortization and exceptional items (2003, 2002 and 2001) with equal prominence to earnings per share in the Selected Financial Data section of the 2005 Form 20-F (pages 3 and 4), on the face of the income statement (page F-3) as allowed by IAS 1, paragraph 83 (discussed above), and in the earnings per share footnote (pages F-23 and F-24). In all cases, the adjusted earnings per share figures are presented after the IAS 33-required earnings per share calculations. The earnings per share footnote provides a reconciliation between profit attributable to the equity holders of the parent and profit before the restructuring charge (2005) and the U.S. regulatory settlement charge (2004). In light of the above, the Company believes that its presentation of earnings per share is “expressly permitted” under IAS 33. Additionally, Question 28 of the FAQ indicates that “the expressly permitted condition is not intended to prohibit inclusion of earnings per share measures where the numerator of the per share measure is directly derived from an appropriately presented measure in the home country GAAP income statement.”

Additional Guidance on Presenting Alternative Performance Measures

As discussed above, the Company presented its 2005 and 2004 financial statements in accordance with IFRS as adopted by the European Union. In addition to the IFRS references cited above, the Committee of European Securities Regulators has issued recommendations on the disclosure of alternative performance measures. These recommendations represent “best practice” for European companies. The Company has followed these best practice recommendations by presenting detailed reconciliations on pages 6 though 8 of the non-GAAP measures to the GAAP measures, by presenting comparative data consistently, and by not presenting the non-GAAP measures with greater prominence than the GAAP measures.

The Company’s 2003, 2002 and 2001 financial statements were presented in accordance with U.K. GAAP. The International Practices Task Force of the American Institute of Certified Public Accountants (the “Task Force”) issued a paper on the presentation of non-GAAP financial measures under U.K. GAAP (November 25, 2003). In the paper, the Task Force noted that U.K. GAAP Financial Reporting Standard 3, “Reporting Financial Performance,” “permits exceptional items to be shown on the face of the income statement,” and that “historically, a large number of companies from the U.K. have presented subtotals or amounts in the income statement that exclude amortization expense.” The Task Force paper requires that companies

October 20, 2006

Mr. Dave Irving

who use this presentation provide details of the exceptional item. According to this guidance, if goodwill amortization is excluded from presented subtotals, then the reason for this exclusion and its use to investors should be discussed. The Company believes that it has followed the Task Force’s guidance in footnote 3 to the Selected Financial Data tables (page 5), where the Company indicated that the adjustments made to operating profit and earnings per share result in disclosure of more appropriate measures of the Company’s year-by-year operating performance. While details of the exceptional items were provided in prior period Form 20-F filings, the Company acknowledges the Staff’s comment that details of the exceptional items for 2003, 2002 and 2001 were not provided in the 2005 Form 20-F. Accordingly the Company will revise future filings to describe the nature of the exceptional items.

Comment 2

2.	Please tell us and revise future filings to describe the nature of the “exceptional items” excluded from operating profit and earnings per share as determined in accordance with UK GAAP for each period presented.

Response to Comment 2

The U.K. GAAP income statements for the years ended December 31, 2003, 2002 and 2001 included the following exceptional items:

	Year Ended December 31,
$’000	2003	2002	2001
Redundancy and reorganization	81,342	69,813	14,320
U.S. regulatory investigation	30,704	—	—
Acquisition retention costs	3,878	—	61,805
Onerous lease costs	16,041	8,052	9,812
Other*	11,964	30,859	—

	143,929	108,724	85,937

*	Includes information technology-related costs and costs related to certain terminated initiatives.

In response to the Staff’s comment, the Company will revise future filings to include this description of the nature of the exceptional items recognized in prior periods.

October 20, 2006

Mr. Dave Irving

Comment 3

3.	We note your disclosure on page 5 that you use EBITDA as a measure of liquidity. We also note your reconciliations of EBITDA to profit before taxation on page 7. Please tell us why you believe profit before taxation is the most directly comparable financial measure calculated and presented in accordance with IFRS and US GAAP. Since you use EBITDA as a measure of liquidity, we would expect this measure to be reconciled to a cash flow measure (for example, operating cash flows). Refer to Item 10(e)(1)(i) of Regulation S-K.

Response to Comment 3

The Company notes that Item 10(e)(1)(i)(B) of Regulation S-K requires that a non-GAAP measure be reconciled with the most directly comparable GAAP measure. On page 7 the Company provided a reconciliation of EBITDA to profit before taxation. Profit before taxation is the most directly comparable GAAP measure because the Company views EBITDA as a proxy for cash profit (operating liquidity). Cash profit is a measure of the liquidity generated by the Company’s operations in each year. The EBITDA disclosure was provided because many of the Company’s analysts and investors also use the EBITDA measure to evaluate the Company’s cash profits and operating performance.

The Company believed that EBITDA was a useful adjunct to other GAAP measurements because it was a meaningful measure for evaluating our performance in a given period compared to other companies in our industry, as interest expense, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. However, due to the lack of both a consistent approach to, and authoritative guidance on, the method of its calculation among various issuers, the Company has decided to eliminate the disclosure of an EBITDA measure in future filings with the Commission.

Consolidated Financial Statements

Consolidated Income Statement, page F-3

Comment 4

4.	We note your presentation of “earnings per share before restructuring charge and U.S. regulatory settlement” on Consolidated Income Statement. Item 10(e)(1)(ii) of Regulation S-K prohibits the presentation of non-GAAP financial measures on the face of the financial statements unless the conditions in the Note to paragraph (e) are met. Please tell us how you met these conditions or omit this measure from your Consolidated Income Statement in future filings.

October 20, 2006

Mr. Dave Irving

Response to Comment 4

The conditions set forth in the Note to paragraph (e) require that:

1.	“The non-GAAP financial measure relates to the GAAP used in the registrant’s primary financial statements included in its filing with the Commission;

2.	The non-GAAP financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements; and

3.	The non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized or for distribution to its security holders.”

With regard to condition 1 above, the Company believes that earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are measures that “relate to” IFRS as used in the Company’s financial statements included in the 2005 Form 20-F. The Company respectfully refers the Staff to its response to Comment 1 above, where additional supporting illustrations are made relating the non-GAAP measures to IFRS.

With regard to condition 2 above, the Company believes that these measures are “expressly permitted” under IFRS. As noted in the Company’s response to Comment 1, IAS 1 specifies minimum requirements for line items on the financial statements. Paragraph 83 of IAS 1 states that “additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.” Earnings per share before the restructuring charge (2005) and the U.S. regulatory settlement (2004) are measures that were presented as line items on the face of the financial statements and in the footnotes. We believe that these measures are more relevant income amounts for presentation because they more appropriately measure the year-by-year performance of the Company’s regular business operations. As such, these measures are relevant to an understanding of the Company’s financial performance as contemplated by IAS 1, and are thus “expressly permitted” thereby. In accordance with IAS 33, the adjusted earnings per share figures were presented with equal prominence to the earnings per share figures for all periods presented, and on page 6, the Company presented reconciliations of the adjusted earnings per share amounts to earnings per share. Question 28 of the FAQ acknowledges that “some non-US GAAP standard setters specify a minimum level of caption detail for financial statement presentation, but require or permit additional caption detail.” FAQ Question 28 indicates that the “expressly permitted” requirement “is not intended to prohibit the inclusion of those captions.”

With regard to condition 3 above, the Company included these measures in its 2005 Annual Report that it filed with the Registrar of Companies in the U.K.

October 20, 2006

Mr. Dave Irving

Comment 5

5.	We note the line item “operating profit” on your Consolidated Income Statement excludes “gain on sale of business,” “investment income,” “loss on sale of assets, investments and foreign exchange” and “interest expense.” Paragraph BC13 of IAS 1 states that in the Board’s view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice. Please tell us:

•	why you believe these items should be excluded from operating profit, given their nature and the guidance in IAS 1; and

•	why you believe the presentation of “operating profit”, apart from profit/(loss),” provides meaningful information to users of your financial statements.

Response to Comment 5

The presentation of an operating profit subtotal was a requirement of U.K. GAAP under FRS 3, “Reporting Financial Performance”, paragraph 14. During the transition from U.K. GAAP to IFRS, the Company consulted IAS 1 to understand the presentation requirements for the income statement and noted that IAS 1 did not require or preclude the disclosure of an operating profit subtotal. According to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” paragraphs 10 through 12, “in the absence of a Standard or Interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy.” In making this judgment, IAS 8, paragraph 12, indicates that management may consider other “pronouncements of other standard-setting bodies that use a similar conceptual framework.” The Company therefore referred to U.K. GAAP and continued to present an operating profit subtotal in the income statement under IFRS. The Company also notes that the presentation of this subtotal is consistent with the practice of other companies in the investment management industry, although for U.S. filers, this subtotal is commonly referred to as operating income.

The Company believes that all of the items presented below operating profit are not operating expenses of the Company. The Company is an investment management group and, accordingly, income statement amounts presented as operating revenues and operating expenses reflect inflows and outflows related to investment management processes, such as the recording of management fees derived from assets under management and the recording of compensation costs related to the investment management and administrative personnel. The items reflected below operating profit are financing in nature and do not directly relate to the investment management activities of the Company.

The Company believes the presentation of “operating profit,” apart from “profit/(loss),” provides meaningful information to investors, as it demonstrates the items in the Company’s income statement that are operational and not financing or tax-related. Operating income statement line

October 20, 2006

Mr. Dave Irving

items are more representative of the Company’s underlying investment management business, and operating profit provides investors with a measure of the profitability of the Company’s operational business processes.

Consolidated Cash Flow Statement, page F-6

Comment 6

6.	We note you begin your reconciliation of net cash inflows from operating activities with “Operating profit.” Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting “profit or loss” by various amounts. Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and recognized in a period. Please tell us how your presentation complies with the guidance in IAS 7, in light of the definition of profit or loss in IAS 1.

Response to Comment 6

Prior to January 1, 2004, the Company calculated its Consolidated Cash Flow Statement in accordance with Financial Reporting Standard (“FRS”) 1, “Cash flow statements,” under U.K. GAAP. FRS 1, paragraph 12 required that the reconciliation of net cash flows from operating activities begin with operating profit. Upon conversion to IFRS on January 1, 2004, the Company consulted IAS 7, “Cash Flow Statements,” and noted that paragraph 20 requires net cash flow from operating activities to be determined by adjusting “profit or loss” by various amounts. According to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, paragraphs 10 through 12, “in the absence of a Standard or Interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy.” In making this judgment, IAS 8, paragraph 12 indicates that management may consider other “pronouncements of other standard-setting bodies that use a similar conceptual framework.” As “profit or loss” was not defined in IAS 7, after consulting with the Company’s advisors and reviewing similar disclosures in the cash flow statements of other companies reporting under IFRS, the Company utilized its existing cash flow model to present the reconciliation of net cash flows from operating profit to net cash flows from operating activities. The Company is continuing to monitor its disclosure as compared to other companies reporting under IFRS when reconciling to net cash flows from operating activities. Subject to additional guidance on the implementation of IAS 7, the Company intends to reconcile net profit/(loss) to net cash flows from operations in future filings with the Commission.

October 20, 2006

Mr. Dave Irving

Notes to the Consolidated Financial Statements

Note 21. Other Reserves, page F-33

Comment 7

7.	We note your disclosure on page F-33 that the merger reserve was created pursuant to Section 133 of the Companies Act for the excess value over par of shares issued as consideration for the acquisition of subsidiaries. Please tell us whether this reserve arose under UK GAAP and explain how it was impacted by the adoption of IFRS 1.

Response to Comment 7

The Company must comply with the Companies Act as a result of its incorporation in the U.K. Section 133 of the Companies Act requires that the excess value over par of shares issued as consideration for the acquisition of subsidiaries be recorded outside of share premium into a separate reserve on the Company’s balance sheet, commonly referred to as a merger reserve. The merger reserve arose while the Company was reporting under U.K. GAAP; however, the requirement to create a merger reserve is not an accounting requirement but a requirement of U.K. law. Therefore, the merger reserve was not affected by the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards.”

Note 30. Reconciliation to U.S. Accounting Principles, page F-41

Comment 8

8.	We note the amounts presented here under “Net income (U.S. GAAP)” and “Shareholders’ equity (U.S. GAAP)” for 2004 are different from the corresponding amounts presented in the U.S. GAAP reconciliation in your 2004 Form 20-F. Please tell us the reasons for the differences.

Response to Comment 8

The 2004 Form 20-F contained a U.K. GAAP to U.S. GAAP reconciliation of net income and net assets in sterling, since this was the presentation currency of the Company in 2004. The 2004 U.S. GAAP net income and net assets amounts were presented in U.S. dollars in Item 3 of the 2004 Form 20-F using a convenience rate of £1.00 = $1.92. The Company’s 2004 U.S. GAAP net income as reported in the 2005 Form 20-F differs from the corresponding amounts in the 2004 Form 20-F because different foreign currency translation rates were used in the two filings. In 2005, the Company changed its presentation currency to U.S. dollars and hence restated the 2004 net income using the actual weighted average foreign exchange rates that were

October 20, 2006

Mr. Dave Irving

in effect during 2004. The actual weighted average foreign exchange rate for the 2004 year net income amount (£1.00 = $1.62) was significantly different than the convenience rate. Thus, the 2004 U.S. GAAP U.S. dollar net income amounts are different between these two filings.

The Company’s U.S. GAAP shareholders’ equity amount as reported in the 2005 Form 20-F differs from the corresponding amount in the 2004 Form 20-F. The 2004 Form 20-F was prepared under U.K. GAAP. Under U.K. GAAP, goodwill balances were recorded in sterling at the date of the acquisition from which the goodwill arose. The Company did not denominate the goodwill in the functional currencies of the acquired entities. When the Company transitioned to IFRS on January 1, 2004, a cumulative foreign exchange adjustment was made to equity to redenominate all goodwill into the currencies of the acquired entities, as required by IAS 21, “The Effect of Changes in Foreign Exchange Rates.” This transition adjustment is disclosed in Note 2 to the consolidated financial statements in the 2005 Form 20-F. The result of this change is that goodwill, and hence net assets, from January 1, 2004 now fluctuate from period to period with the movement in foreign exchange rates.

Comment 9

9.	We note your accounting policy for pensions on page F-11. Please tell us whether you have identified any differences in accounting for pensions under IFRS as compared to U.S. GAAP. For example, tell us if you recognized an additional minimum liability under U.S. GAAP or if differences exist in the assumptions used to calculate the defined benefit obligation, fair values of pension assets or measurement or adoption dates of plans.

Response to Comment 9

Upon conversion to IFRS, the Company elected to recognize all cumulative actuarial gains and losses for all defined benefit pension and post-retirement benefit plans at the opening IFRS balance sheet date (January 1, 2004). Under U.S. GAAP, these cumulative actuarial gains and losses remain and continue to be amortized through the annual income statement expense. The remaining unamortized amount at the end of each fiscal year is reflected in the net liability balance. Under IFRS, the unamortized cumulative actuarial gains and losses, which were zero at the transition date from U.K. GAAP to IFRS, have been accumulating since January 1, 2004. Therefore, a liability and an income statement difference does arise between IFRS and U.S. GAAP; however, the Company concluded that these differences were immaterial and did not reflect adjustments to the IFRS minimum liability when arriving at the U.S. GAAP total shareholders’ equity or to IFRS net income when arriving at the U.S. GAAP net income in the reconciliation from IFRS to U.S. GAAP. All other assumptions used to value the defined benefit obligations, the fair values of pension assets and the measurement or adoption dates of the defined benefit plans under U.S. GAAP and IFRS were the same.

*    *    *

October 20, 2006

Mr. Dave Irving

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970 or Shahm Al-Wir of Debevoise & Plimpton LLP at (212) 909-6334.

Very truly yours,

/s/ Loren M. Starr

cc:	Ernst & Young LLP

Debevoise & Plimpton LLP

Shahm Al-Wir